InterOil Announces 2012 Second Quarter Financial And Operating Results

PORT MORESBY, Papua New Guinea and HOUSTON, Aug. 13, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) today announced financial and operating results for the second quarter ended June 30, 2012 and also certain recent developments.

Second Quarter 2012 Highlights and Recent Developments

  Today, InterOil announced confirmation of gas and an increased condensate ratio in an additional 131 feet (40 metres) of pay in the lower of two reservoir intervals based on cased hole testing in the Triceratops-2 well. InterOil believes that these test results along with the confirmation of gas in the upper limestone firmly establish the Triceratops structure as a significant discovery for PNG, InterOil, and its partners. Having tested only a small portion of a structure, InterOil, is looking forward to working with its partner Pacific Rubiales in integrating the new well and potential field data with the aim of designing a seismic data acquisition and six well delineation plan at the Triceratops structure.
  Net loss for the quarter ended June 30, 2012 was $31.7 million.  The loss for the quarter includes a $23.8 million inventory write-down resulting from the decline in crude oil and related commodity prices during the period. Excluding the $23.8 million inventory write-down, operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $7.5 million, while the investments in the development segments of Upstream and Midstream Liquefaction resulted in a net loss of $15.4 million.
  InterOil's Rig#2 was released from the Triceratops-2 well on August 13, 2012, and is being mobilized to the Antelope-3 drilling location and Rig#3 is readying for deployment to the Elk-3 drilling location. With access roads from both the north and the south and a central upstream development camp in place, InterOil is set to begin drilling two obligation wells in PRL 15. The Company's Tuna and Wahoo/Mako prospects targeting seismically defined reefal indications in PPLs 236 and 238 have matured to the drill ready stage and preparations are underway to access proposed drilling locations.

InterOil's Chief Executive Officer Phil Mulacek commented, "We welcome the pleasure to work with both returning and new ministers of the 9th Parliament of Papua New Guinea to bring an LNG processing facility to Papua New Guinea of a nature and in a manner which will be satisfactory to the State and to the mutual benefit of all stakeholders."

In regards to the ongoing LNG partnering process, Mr. Mulacek stated "With the sound backing of the new administration in PNG, we are continuing to work with our advisors to finalize selection of an LNG equity partner. The end result of the partnering process is expected to fully satisfy all the terms of the 2009 LNG Project Agreement."

As to the Triceratops-2 well, Mr. Mulacek noted that, "We are very encouraged by the results of the Triceratops-2 well, the third discovery well. We believe that the Triceratops-2 well is a significant resource discovery. We look forward to continuing to work with the very capable management and technical team of Pacific Rubiales as we delineate Triceratops and further explore PPL 237. Our prospect inventory is maturing and we anticipate that it will support our goal of a multi-year, multi-well exploration program. We believe that these achievements, combined with our strong balance sheet, support our continued growth and operational success."

Corporate Financial Results
Net loss for the quarter ended June 30, 2012 was $31.7 million compared with a net profit of $23.5 million for the same period in 2011, a decrease of $55.2 million. The loss for the quarter includes a $23.8 million inventory write-down as at June 30, 2012 resulting from the decline in crude oil and related commodity prices during the period. Excluding the $23.8 million inventory write-down, operating segments of Corporate, Midstream Refining and Downstream collectively derived a net profit for the quarter of $7.5 million, while the investments in the development segments of Upstream and Midstream Liquefaction resulted in a net loss of $15.4 million.

The increase in net loss for the quarter of $55.2 from the same quarter of 2011 was mainly due to a $46.7 million decrease in gross margin on account of large falls in crude and product prices over the current quarter (approximately $30 per barrel), increase in premiums paid on purchases of preferred crude compared with prior period, and a $23.8 million write-down of refinery's inventories balance as of June 30, 2012; a $15.6 million decrease in foreign exchange gains due to the PGK being relatively stable in current quarter ended June 30, 2012. These decreases in net profit have been partly offset by a $20.9 million increase in future income tax benefits.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended June 30, 2012 was a loss of $36.5 million versus a gain of $39.0 million for the same period in 2011.

Total revenues decreased by $4.7 million from $303.8 million in the quarter ended June 30, 2011 to $299.1 million in the second quarter of 2012, primarily due to the timing of certain export cargoes which sailed a few days after quarter end to facilitate required cargo size. The total volume of all products sold by us was 1.7 million barrels for quarter ended June 30, 2012, compared with 1.8 million barrels in the same quarter of 2011.

Business Segment Results as of June 30, 2012
Upstream - On April 30, 2012, InterOil signed a binding Heads of Agreement ("HOA") with Pacific Rubiales Energy Corp. ("PRE") for PRE to be able to earn a 10.0% net (12.9% gross) participating interest in the Petroleum Prospecting License ("PPL") 237 onshore Papua New Guinea, including the Triceratops structure located within that license. This farm-in transaction contemplates staged initial cash payments totaling $116.0 million, an additional carry of 25% of the costs of an agreed exploration work program, and a final resource payment. PRE have paid the initial $20 million of the staged cash payments. Subsequent to the quarter end, on July 27, 2012, we executed the farm-in agreement contemplated by the HOA with PRE relating to the Triceratops structure and the participating interest in the PPL 237 license. Completion of the farm-in transaction remains subject to satisfaction of additional conditions within 18 months, including execution of joint venture operating agreement with PRE, and PNG Government approval.

On May 14, 2012, we successfully conducted the Drill Stem Test ("DST") on the upper reservoir section in the Triceratops-2 well in Papua New Guinea which flowed gas and condensate to surface. DST#8 was conducted in the open hole interval from 4,111 feet (1,253 meters) to 4,859 (1,481 meters) and the well was opened to increasing choke settings before being closed for final buildup. As of May 14, 2012, the well flowed natural gas and condensate at a rate of 17.6 million standard cubic feet of gas per day (MMSCFPD) through a 48/64 inch choke with an observed condensate to gas ratio ("CGR") at separator conditions of between 13.6 and 16.3 barrels per million standard cubic feet of gas (mmscf). At our Annual General Meeting on June 15, 2012, the Company announced the results of DST#9 also conducted on the upper section of the reservoir which flowed at 28 mmscf per day.

Subsequent to the quarter, InterOil completed casing the Triceratops-2 well bore, perforating the casing and testing the lower of two separate sections of the reservoir. DST#10 conducted over a large perforated interval tested gas condensate and formation water. DST#10A, which was conducted over a narrower perforated interval from 5,150.9 feet (1,570 meters) to 5,325 feet (1623 meters), flowed up to 3 mmscf and between 45 and 65 barrels of condensate per million cubic feet through perforations establishing, and with production log data indicating, a gas water contact at 5285 feet (1,611 meters).

Well results support our view that the Triceratops-2 well is on the flank of a shallow marine carbonate and reefal build up. Management believes the reservoir development in Triceratops-2 is significantly better than the Triceratops-1, Bwata-1, and the Elk-4 well, which is in a similar setting on the Antelope reef. It is the Company's view that the results of testing at Triceratops-2 have established gas on rock in the upper limestone and established gas and a separate gas water contact in the lower limestone and established a gross hydrocarbon column height of 814 feet (248 meters) in the Triceratops-2 well. Importantly the gas pressures from both units lie on the same gradient as each other and the Bwata-1 well and indicate a gross gas column height of 1,762 feet (537 meter) in the field.

Our current interpretation of the 87 miles (140 kilometers) of seismic data over the Triceratops structure indicates an enormous attic in terms of height and areal extent to the south, west and northwest of the Triceratops-2 well. Management believes the test results firmly establish the Triceratops structure as a significant discovery for InterOil, its partners and PNG. Having tested only a small portion of a structure, InterOil is looking forward to working with its partner Pacific Rubiales in integrating the new well and potential field data with the aim of designing a seismic data acquisition and six well delineation plan.

InterOil's Upstream business realized a net loss of $15.5 million in the second quarter of 2012 compared to a loss of $6.7 million in the comparable period a year ago. The increase in the loss in 2012 was mainly due to higher interest expense due to an increase in inter-company loan balances, higher exploration costs related to increased seismic data acquisition activity, an increase on office and administration expenses and a decrease in non-allocated revenue.

Midstream Refining – Total refinery throughput for the quarter ended June 30, 2012, was 23,900 barrels per operating day, compared with 23,496 barrels per operating day during quarter ended June 30, 2011.

Capacity utilization of the refinery for the quarter ended June 30, 2012, based on 36,500 barrels per day operating capacity, was 60% compared with 51% for the same quarter in 2011. During the quarters ended June 30, 2012 and 2011, the refinery was shut down for 9 days and 20 days respectively.

The Company's Midstream Refining operations generated a net loss of $33.0 million in the second quarter of 2012 versus a profit of $17.3 million in the prior year period. The negative variance is largely due to an inventory write-down, decrease in gross margin and a decrease in foreign exchange gains realized in the previous period, which were partially offset by a decrease in income tax expense.

Midstream Liquefaction – Investment bankers led by Morgan Stanley & Company LLC, Macquarie Capital (USA) Inc. and UBS AG continued working on bid process to select an LNG operator for the LNG Project and sell down of a portion of InterOil's interest in Elk and Antelope fields and other prospecting licenses. We have received conforming and non-conforming indications for the LNG partnering and sell down that we believe would be accretive to shareholders. We are engaged with a shortlist of significant LNG industry participants with a view to concluding discussions and entering into an agreement. The end result of the partnering process is envisioned to fully satisfy all the terms of the 2009 LNG Project Agreement. The transaction with PRE noted above, is in addition to the planned sale of an interest in the Elk and Antelope fields and related LNG equity partnering process.

During the quarter ended June 30, 2012, we continued to progress the development of our LNG Project by completing front end engineering and design ("FEED") for our proposed field gathering system, CSP and pipeline to the proposed liquefaction facilities site on the coast. FEED on the liquefaction facilities to meet the 2009 LNG Project agreement is underway.

The Company's Midstream Liquefaction business generated a net profit of $0.1 million in the second quarter of 2012 compared with a loss of $4.3 million in the same period a year ago. The positive variance is largely due to a decrease in office, administration and other expenses related to the midstream facilities of the LNG Project development which are not capitalized. In addition, certain corporate recharges to this business segment were reallocated to the Upstream segment in second quarter of 2012.

Downstream - Total Downstream sales volumes for the quarter ended June 30, 2012, were 188.3 million liters, an increase of 25.1 million liters, or 15.4% over the same quarter in 2011.

The PNG economy remains strong with continued robust activity in the resource sector with the ExxonMobil LNG project now well advanced in their development stage. This project, in conjunction with other resource sector projects, has not only generated continued growth in demand for diesel, but also for aviation fuel which magnifies the impact to our retail businesses.

Our retail business sector continues to grow with the opening of a new service station in Wewak during the quarter, and the continued development of our "Truck Stop" concept and the roll out of new electronic systems for retail pumps across locations. One existing site that was previously head leased was purchased during the quarter ended June 30, 2012.

InterOil's Downstream operations generated a net profit of $6.0 million in the second quarter of 2012, an improvement of $3.7 million versus a profit of $2.3 million in the previous year. The positive variance is largely due to an increase in domestic sales and a decrease in foreign exchange loss, which was partially offset by increased office and administration expense and higher income tax expense.

Corporate – The Corporate segment generated a net profit of $8.4 million in the second quarter of 2012, compared to a net profit of $11.3 million in the same period of 2011. The negative variance is largely the result of decreased inter-segment recharges which are partially offset by higher interest income, decreased office and administrative expense and lower income tax expense. Additionally, the second quarter of 2011 included a gain on the FLEX LNG investment.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended ($ thousands except per share data)	2012		2011				2010
	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	1,727	2,284	1,891	2,645	4,638	668	245	714
Midstream – Refining	236,006	302,310	237,640	231,455	262,111	217,743	158,092	173,379
Midstream – Liquefaction	-	-	-	-	-	-	-	-
Downstream	223,620	218,974	209,678	186,304	191,431	157,709	143,364	133,508
Corporate	24,742	24,757	21,831	25,078	26,548	18,659	15,213	18,295
Consolidation entries	(186,990)	(210,175)	(181,428)	(163,584)	(180,945)	(151,125)	(122,545)	(117,437)
Total revenues	299,105	338,150	289,612	281,898	303,783	243,654	194,369	208,459
Upstream	(5,730)	(6,374)	665	(6,169)	593	(10,957)	(41,681)	(11,753)
Midstream – Refining	(42,647)	18,933	2,604	3,461	27,967	26,632	13,780	15,785
Midstream – Liquefaction	676	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)
Downstream	11,102	21,414	6,808	3,570	5,777	8,744	4,709	1,674
Corporate	9,975	9,188	10,134	1,548	13,940	5,223	4,566	(4,510)
Consolidation entries	(9,871)	(14,214)	(11,280)	(10,263)	(5,269)	(9,200)	(7,004)	(5,229)
EBITDA (1)	(36,495)	27,541	4,808	(11,455)	38,973	18,067	(27,589)	(8,621)
Upstream	(15,532)	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)
Midstream – Refining	(32,969)	11,320	15,684	(1,201)	17,314	14,894	9,504	11,998
Midstream – Liquefaction	93	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)
Downstream	6,045	13,195	3,621	1,146	2,306	4,491	2,643	(325)
Corporate	8,445	6,270	7,616	(473)	11,275	3,463	3,381	(5,398)
Consolidation entries	2,205	(2,136)	252	(190)	3,657	(1,596)	(401)	908
Net (loss)/profit	(31,713)	9,436	13,197	(19,778)	23,540	699	(34,832)	(14,372)
Net (loss)/profit per share (dollars)
Per Share – Basic	(0.66)	0.20	0.27	(0.41)	0.49	0.01	(0.76)	(0.33)
Per Share – Diluted	(0.66)	0.19	0.27	(0.41)	0.48	0.01	(0.76)	(0.33)
(1)	EBITDA is a non-GAAP measure, please refer to "Non-GAAP EBITDA Reconciliation" in this press release.

Balance Sheet and Liquidity
InterOil closed the second quarter ended June 30, 2012 with cash, cash equivalents and cash restricted totaling $61.1 million (June 30, 2011 - $205.0 million), of which $40.5 million is restricted (June 30, 2011 - $36.5 million).

We also had aggregate working capital facilities of $307.7 million, with $48.9 million available for use in our Midstream Refining operations, and $53.0 million available for use in our Downstream operations.

The Company is managing its gearing levels by maintaining the debt-to-capital ratio (debt/(shareholders' equity + debt)) at 50% or less. Our debt-to-capital ratio was 13% as of June 30, 2012 which compares to 12% as of June 30, 2011.

We are undertaking initiatives in relation to securing new long term facilities by leveraging our operating segments which have low levels of debt, and we expect to close a refinery asset backed financing transaction in the coming weeks.

Summary of Debt Facilities
Summarized below are the debt facilities available to us and the balances outstanding as at June 30, 2012.

Organization	Facility	Balance outstanding March 31, 2012	Effective interest rate	Maturity date
OPIC secured loan	$31,000,000	$31,000,000	7.06%	December 2015
BNP Paribas working capital facility	$240,000,000	$48,112,748 (1)	3.19%	January 2013
Westpac PGK working capital facility	$43,560,000	$10,777,567	10.0%	November 2014
BSP PGK working capital facility	$24,200,000	$3,997,746	9.95%	August 2012
Westpac secured loan	$15,000,000	$15,000,000	4.89%	September 2015
2.75% convertible notes	$70,000,000	$70,000,000	7.91%(3)	November 2015
Mitsui unsecured loan (2)	$10,393,023	$10,393,023	6.25%	See detail below
(1)	Excludes letters of credit totaling 143.0 million, which reduce the available balance of the facility to $48.9 million at June 30, 2012.
(2)	Facility is to fund our share of the Condensate Stripping Project costs as they are incurred pursuant to the JVOA.
(3)	Effective rate after bifurcating the equity and debt components of the $70 million principal amount of 2.75% convertible senior notes due 2015.

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended

	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Revenue
Sales and operating revenues	296,907,536	298,533,667	632,226,457	540,984,556
Interest	28,781	353,880	202,979	583,653
Other	2,167,538	4,895,868	4,824,767	5,869,684
	299,103,855	303,783,415	637,254,203	547,437,893

Changes in inventories of finished goods and work in progress	43,017,078	22,839,903	29,343,733	75,491,086
Raw materials and consumables used	(358,309,563)	(293,100,478)	(645,971,933)	(548,776,089)
Administrative and general expenses	(10,490,208)	(5,824,263)	(19,961,566)	(21,309,421)
Derivative gains/(losses)	632,072	(588,191)	214,048	(415,932)
Legal and professional fees	(1,322,043)	(1,268,122)	(2,221,476)	(2,959,967)
Exploration costs, excluding exploration impairment (note 6)	(5,240,283)	(2,733,116)	(12,603,684)	(10,068,068)
Finance costs	(4,758,622)	(4,791,354)	(9,437,122)	(8,736,452)
Depreciation and amortization	(3,919,167)	(4,193,577)	(10,014,309)	(8,812,316)
Gain on available-for-sale investment	-	4,214,258	-	4,214,258
Foreign exchange (losses)/gains	(2,635,168)	12,956,269	7,485,691	15,778,579
	(343,025,904)	(272,488,671)	(663,166,618)	(505,594,322)
Loss/(profit) before income taxes	(43,922,049)	31,294,744	(25,912,415)	41,843,571

Income taxes
Current tax expense	(2,845,766)	(1,934,375)	(9,062,628)	(4,372,106)
Deferred tax benefit/(expense)	15,054,556	(5,820,523)	12,698,064	(13,233,091)
	12,208,790	(7,754,898)	3,635,436	(17,605,197)

(Loss)/profit for the period	(31,713,259)	23,539,846	(22,276,979)	24,238,374

(Loss)/profit is attributable to:
Owners of InterOil Corporation	(31,713,259)	23,536,383	(22,276,979)	24,231,932
Non-controlling interest	-	3,463	-	6,442
	(31,713,259)	23,539,846	(22,276,979)	24,238,374

Basic (loss)/profit per share	(0.66)	0.49	(0.46)	0.51
Diluted (loss)/profit per share	(0.66)	0.48	(0.46)	0.50
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	48,216,486	47,954,045	48,182,781	47,907,999
Diluted (Expressed in number of common shares)	48,216,486	48,779,283	48,182,781	48,836,721

See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

		As at

	June 30,	December 31,	June 30,
	2012	2011	2011
	$	$	$

Assets
Current assets:
Cash and cash equivalents	20,623,574	68,846,441	168,439,410
Cash restricted	34,530,807	32,982,001	29,904,919
Short term treasury bills - held-to-maturity	-	11,832,110	-
Trade and other receivables	123,514,611	135,273,600	97,319,021
Derivative financial instruments	751,786	595,440	4,500
Other current assets	770,721	867,967	925,396
Inventories (note 5)	200,415,532	171,071,799	202,628,446
Prepaid expenses	8,388,226	5,477,596	2,828,855
Total current assets	388,995,257	426,946,954	502,050,547
Non-current assets:
Cash restricted	5,967,477	6,268,762	6,623,085
Goodwill	6,626,317	6,626,317	6,626,317
Plant and equipment	249,306,182	246,043,948	232,965,532
Oil and gas properties (note 6)	451,391,073	362,852,766	303,158,904
Deferred tax assets	50,458,531	35,965,273	675,824
Available-for-sale investments	4,768,374	3,650,786	10,732,775
Total non-current assets	768,517,954	661,407,852	560,782,437
Total assets	1,157,513,211	1,088,354,806	1,062,832,984
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	159,027,244	159,882,177	84,341,302
Income tax payable	11,198,360	4,085,137	-
Derivative financial instruments	-	11,457	-
Working capital facilities (note 7)	62,888,061	16,480,503	93,718,840
Unsecured loan and current portion of secured loans (note 9)	23,679,023	19,393,023	19,117,242
Current portion of Indirect participation interest (note 10)	13,770,156	540,002	540,002
Total current liabilities	270,562,844	200,392,299	197,717,386
Non-current liabilities:
Secured loans (note 9)	32,344,139	26,037,166	30,425,194
2.75% convertible notes liability	57,316,767	55,637,630	54,007,684
Deferred gain on contributions to LNG project	5,587,308	5,810,775	8,172,818
Indirect participation interest (note 10)	20,904,686	34,134,840	34,134,387
Other non-current liabilities (note 11)	20,000,000	-	-
Asset retirement obligations	4,899,907	4,562,269	4,100,735
Deferred tax liabilities	-	1,889,391	-
Total non-current liabilities	141,052,807	128,072,071	130,840,818
Total liabilities	411,615,651	328,464,370	328,558,204
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	916,961,072	905,981,614	901,802,491
Authorized - unlimited
Issued and outstanding - 48,330,549
(Dec 31, 2011 - 48,121,071)
(Jun 30, 2011 - 47,990,131)
2.75% convertible notes	14,298,036	14,298,036	14,298,036
Contributed surplus	24,190,727	25,644,245	20,641,855
Accumulated Other Comprehensive Income	28,139,045	29,380,882	20,720,289
Conversion options (note 10)	12,150,880	12,150,880	12,150,880
Accumulated deficit	(249,842,200)	(227,565,221)	(235,365,312)
Total equity attributable to owners of InterOil Corporation	745,897,560	759,890,436	734,248,239
Non-controlling interest	-	-	26,541
Total equity	745,897,560	759,890,436	734,274,780
Total liabilities and equity	1,157,513,211	1,088,354,806	1,062,832,984
See accompanying notes to the consolidated financial statements

InterOil Corporation
Consolidated Statements of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
	$	$	$	$

Cash flows generated from (used in):

Operating activities
Net (loss)/profit for the period	(31,713,259)	23,539,846	(22,276,979)	24,238,374
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	3,919,167	4,193,577	10,014,309	8,812,316
Deferred tax	(15,182,965)	6,193,998	(16,382,649)	13,422,304
Accretion of convertible notes liability	845,809	796,978	1,679,137	1,582,195
Amortization of deferred financing costs	36,986	55,986	92,973	111,972
Timing difference between derivatives recognized and settled
	(22,612)	(141,291)	(167,803)	(183,078)
Stock compensation expense, including restricted stock	2,061,620	3,929,916	3,664,540	7,698,427
Movement in net realizable value write down	24,636,489	6,673,200	24,636,489	6,673,200
Accretion of asset retirement obligation liability	82,774	-	165,548	-
Oil and gas properties expensed	5,240,283	2,733,116	12,603,684	10,068,068
Gain on Flex LNG investment	-	(4,214,258)	-	(4,214,258)
Unrealized foreign exchange (gain)/loss	(1,201,340)	781,769	(898,908)	1,916,583
Change in operating working capital
(Increase)/decrease in trade and other receivables	(4,423,772)	(34,224,644)	8,005,813	(39,805,641)
(Increase)/decrease in other current assets and prepaid expenses	(5,049,836)	551,378	(2,813,384)	344,382
(Increase)/decrease in inventories	(67,411,974)	(22,788,105)	(55,578,754)	(72,556,464)
Increase/(decrease) in trade and other payables	70,658,451	(41,514,265)	(690,339)	10,331,985
Net cash used in operating activities	(17,524,179)	(53,432,799)	(37,946,323)	(31,559,635)

Investing activities
Expenditure on oil and gas properties	(50,358,711)	(28,889,892)	(103,240,167)	(63,395,124)
Proceeds from IPI cash calls	1,063,738	-	3,497,542	-
Expenditure on plant and equipment	(5,626,493)	(8,725,575)	(13,500,010)	(13,248,725)
Maturity of short term treasury bills	-	-	11,832,110	-
Acquisition of Flex LNG Ltd shares, including transaction costs	-	(7,478,756)	-	(7,478,756)
Decrease/(increase) in restricted cash held as security on
borrowings	770,718	5,646,843	(1,247,521)	10,750,065
Change in non-operating working capital
Increase/(decrease) in trade and other payables	1,041,049	(7,004,044)	8,550,329	(9,847,170)
Net cash used in investing activities	(53,109,699)	(46,451,424)	(94,107,717)	(83,219,710)

Financing activities
Repayments of OPIC secured loan	(4,500,000)	(4,500,000)	(4,500,000)	(4,500,000)
Proceeds from Mitsui for Condensate Stripping Plant	-	4,466,354	-	9,320,970
Proceeds from Westpac secured loan	-	-	15,000,000	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	20,000,000	-	20,000,000	-
Proceeds from working capital facility	31,610,298	35,546,390	46,407,558	42,464,514
Proceeds from issue of common shares, net of transaction costs	3,947,979	442,450	5,861,400	2,356,450
Net cash generated from financing activities	51,058,277	35,955,194	82,768,958	49,641,934

Decrease in cash and cash equivalents	(19,575,601)	(63,929,029)	(49,285,082)	(65,137,411)
Cash and cash equivalents, beginning of period	40,128,857	232,368,439	68,846,441	233,576,821
Exchange gains on cash and cash equivalents	70,318	-	1,062,215	-
Cash and cash equivalents, end of period	20,623,574	168,439,410	20,623,574	168,439,410
Comprising of:
Cash on Deposit	19,990,223	30,127,480	19,990,223	30,127,480
Term Deposits	633,351	138,311,930	633,351	138,311,930
Total cash and cash equivalents, end of period	20,623,574	168,439,410	20,623,574	168,439,410

See accompanying notes to the consolidated financial statements

NON-GAAP EBITDA Reconciliation
EBITDA represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by us to analyze operating performance. EBITDA does not have a standardized meaning prescribed by GAAP (i.e., IFRS) and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with IFRS. Further, EBITDA is not a measure of cash flow under IFRS and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under IFRS, refer to the following table.

The following table reconciles net income (loss), a GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended ($ thousands)	2012		2011				2010
	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Upstream	(5,730)	(6,374)	665	(6,169)	593	(10,957)	(41,681)	(11,753)
Midstream – Refining	(42,647)	18,933	2,604	3,461	27,967	26,632	13,780	15,785
Midstream – Liquefaction	676	(1,406)	(4,123)	(3,602)	(4,035)	(2,375)	(1,959)	(4,588)
Downstream	11,102	21,414	6,808	3,570	5,777	8,744	4,709	1,674
Corporate	9,975	9,188	10,134	1,548	13,940	5,223	4,566	(4,510)
Consolidation Entries	(9,871)	(14,214)	(11,280)	(10,263)	(5,270)	(9,200)	(7,004)	(5,229)
Earnings before interest, taxes, depreciation and amortization	(36,495)	27,541	4,808	(11,455)	38,972	18,067	(27,589)	(8,621)
Subtract:
Upstream	(10,517)	(9,408)	(8,712)	(7,806)	(7,142)	(6,352)	(5,481)	(4,600)
Midstream – Refining	(2,011)	(2,771)	(3,285)	(2,494)	(2,211)	(1,675)	(1,509)	(1,693)
Midstream – Liquefaction	(579)	(559)	(445)	(372)	(268)	(223)	(184)	(376)
Downstream	(909)	(1,233)	(1,170)	(1,233)	(1,116)	(826)	(835)	(938)
Corporate	(1,535)	(1,510)	(1,498)	(1,477)	(1,641)	(1,395)	(1,158)	(342)
Consolidation Entries	12,044	12,045	11,500	10,041	8,894	7,572	6,571	6,107
Interest expense	(3,507)	(3,436)	(3,610)	(3,341)	(3,484)	(2,899)	(2,596)	(1,842)
Upstream	-	-	-	-	-	-	-	-
Midstream – Refining	14,580	(1,948)	19,243	678	(5,677)	(7,298)	(65)	101
Midstream – Liquefaction	-	-	-	-	-	-	36.00	-
Downstream	(2,907)	(5,746)	(595)	(297)	(1,449)	(2,623)	(495)	(322)
Corporate	535	(880)	(493)	(195)	(629)	71	(11)	(529)
Consolidation Entries	-	-	-	-	-	-	(2)	(2)
Income taxes	12,208	(8,574)	18,155	186	(7,755)	(9,850)	(537)	(752)
Upstream	715	(1,462)	(1,355)	(1,105)	(154)	(641)	(683)	(232)
Midstream – Refining	(2,891)	(2,894)	(2,878)	(2,846)	(2,764)	(2,765)	(2,700)	(2,195)
Midstream – Liquefaction	(4)	(4)	(6)	(6)	(6)	(6)	(7)	(6)
Downstream	(1,241)	(1,240)	(1,422)	(894)	(906)	(804)	(737)	(739)
Corporate	(530)	(528)	(527)	(349)	(395)	(435)	(16)	(17)
Consolidation Entries	32	33	32	32	32	32	33	32
Depreciation and amortisation	(3,919)	(6,095)	(6,156)	(5,168)	(4,193)	(4,619)	(4,110)	(3,157)
Upstream	(15,532)	(17,244)	(9,402)	(15,080)	(6,703)	(17,949)	(47,845)	(16,585)
Midstream – Refining	(32,969)	11,320	15,684	(1,201)	17,314	14,894	9,504	11,998
Midstream – Liquefaction	93	(1,969)	(4,574)	(3,980)	(4,309)	(2,604)	(2,114)	(4,970)
Downstream	6,045	13,195	3,621	1,146	2,306	4,491	2,643	(325)
Corporate	8,445	6,270	7,616	(473)	11,275	3,463	3,381	(5,398)
Consolidation Entries	2,205	(2,136)	252	(190)	3,657	(1,596)	(401)	908
Net (loss)/profit per segment	(31,713)	9,436	13,197	(19,778)	23,540	699	(34,832)	(14,372)

About InterOil
InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular designing a seismic data acquisition and six well delineation plan in the Triceratops structure, further testing of the Triceratops-2 well, development activities including plans to deploy InterOil's rigs, drilling wells in PRL 15, drilling plans in PPLs 236 and 238, the development of the proposed LNG processing facility, the ability to attract a strategic LNG partner, timing and success of the LNG partnering process, satisfaction of the State of InterOil's development plans and satisfaction of the terms of the 2009 LNG Project Agreement with the State, benefits to stakeholders, the relationship with Pacific Rubiales, characteristics of our resources, completion of the farm-in transaction with PRE, satisfaction and timing of conditions to completion of the farm-in transaction with PRE, timing of FEED on the liquefaction facilities, the economic conditions and demand for InterOil's products, growth of InterOil's retail business sector, initiatives and timing of such initiatives regarding long term facilities, closing and timing of such closing regarding a refinery asset backed financing transaction, anticipated financial conditions and performance, business prospects, strategies, regulatory developments, the ability to obtain financing on acceptable terms, the ability to identify drilling locations and the ability to develop reserves and production through development and exploration activities. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments, agreements with third parties, bids received in respect of the LNG partnering process and other factors it believes are appropriate in the circumstances. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk, Antelope and Triceratops fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.